

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

David P. Singelyn
Chief Executive Officer
American Homes 4 Rent
23975 Park Sorrento
Suite 300
Calabasas, California 91302

      Re: American Homes 4 Rent
          Definitive Proxy Statement on Schedule 14A
          Filed March 18, 2022
          File No. 001-36013

Dear David P. Singelyn:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Disclosure Review Program

cc: Michael McTiernan